                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                       PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               FOR MAY 26, 1999

                                ---------------

                               PETSEC ENERGY LTD

                           Level 13, 1 Alfred Street
                                Sydney, NSW 2000
                                   Australia
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                        Form 20-F _X_   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes ___   No _X_

                               PETSEC ENERGY LTD
                                ACN 000 602 700

26 May 1999



                        PETSEC ANNOUNCES JOINT VENTURE
                         WITH LLOG EXPLORATION COMPANY
--------------------------------------------------------------------------------

Petsec Energy (ASX: PSA; NYSE: PSJ) has signed participation and joint venture agreements with LLOG Exploration Company (LLOG) over the Mustang Island
749, 797, and 883 leases, offshore Texas.

The agreement calls for LLOG to pay 89% of the cost of the first well on each of the leases to a mutually agreed depth for which they will earn a 66.7% working interest in the respective lease. In addition, Petsec will receive a portion of past costs and retain a 33 1/3% working interest in the leases.

The first well to be drilled in the three-well programme will be Mustang Island 883 #1 which is expect to spud within the next 90 days and drill to approximately 3,731 metres (12,240 feet) measured depth.



For further information please contact:

In Australia:                             In USA:
Terry Fern, Managing Director             Ross Keogh, Chief Financial Officer
Petsec Energy Ltd                         Petsec Energy Ltd
(61) 2 9247 4605 (phone)                  (318) 989 1942 (phone)
(61) 2 9251 2410 (fax)                    (318) 989 7271 (fax)
Level 13, Gold Fields House               143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney, NSW 2000         Lafayette, Louisiana 70503-3402

  Company information is available at Petsec's web site http://www.petsec.com

1 Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule
5.11 and accurately reflects the information compiled by that person.

2 Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PETSEC ENERGY LTD



Date: May 26, 1999                        By:  /s/ G.H. FULCHER
                                               --------------------------------
                                               Name:  G.H. Fulcher
                                               Title: Company Secretary